 BLVD Holdings, Inc.

3565 King Road

King City, Ontario, Canada L7B 1M3

May 16, 2014

Via Edgar

U.S. Securities & Exchange Commission

Division of Corporation Finance

Attention: Mr. John Reynolds

100 F Street, N.E.

Washington, D.C. 20549

Re:	BLVD Holdings, Inc.
Form PRE 14C
Filed April 17, 2014
File Number 001-35802

Dear Mr. Reynolds:

This letter is in response to the letter, dated May 5, 2014 (the “Comment Letter”), from you on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) to the undersigned, Mr. John G. Simmonds, President and Chief Executive Officer of BLVD Holdings, Inc. (the “Company”, “we”, “us”, “our”) with respect to the above-referenced filing.

Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.

1.                   Mr. Simmonds has filed his Schedule 13D with the Commission to remediate the prior absence of such filing. We anticipate that Mr. Goudas will file a Schedule 13D in the immediate future.

2.                   As stated by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2014, as filed with the Commission on May 14, 2014, the Company’s overall plan of operations going forward is to expand its activities in the entertainment field and to acquire value-enhancing businesses in other areas utilizing a disciplined approach to identify and evaluate attractive acquisition candidates. A brief description of the Company’s plans in the entertainment industry and plans to expand into other areas are summarized as follows.

The Company’s planned activities in the Entertainment Industry

In the entertainment field, the Company intends to expand its activities beyond those of the Company’s previous management, while simultaneously continuing previous management’s efforts at script development. The Company is creating a division that will be known as “Boulevard Entertainment Group.” This group will be a complete Entertainment and Media division involved in film and television, theatre, music, talent representation and management and casting and production. The Company is currently exploring the production of a television series and an action adventure film. The Company is identifying musical talent to represent. The Company is also researching the acquisition of theaters in North America, with the intention to also arrange talent to perform at such theaters. The Company is currently working with a technology company to design particularly innovative entertainment experiences for such theaters.

In order to implement its plans in the entertainment industry, the Company has assembled a team lead by Mr. Bruno Zuccato, who has worked as a musician for thirty years, as well as working as an actor, musical director and theater producer. Mr. Zuccato’s team currently includes Mr. Erik J. Carpenter, an actor who has appeared in a number of films and television series over the past decade and who has served as a television production assistant and Mr. Anothy Abbatangeli, who has been a professional musician for over twenty-five years. The Company intends to host a media event by the end of 2014 to unveil the Company’s plans in further detail.

U.S. Securities & Exchange Commission	Page 2
May 16, 2014	Re: BLVD Holdings, Inc.

The Company’s diversified activities in other areas

The Company intends to expand into a diverse range of activities which management has identified as holding particular potential for the Company. The Company has entered into three new areas of business: (i) oil and gas, through the acquisition of Vertility Oil & Gas Corporation (“Vertility Oil & Gas”); (ii) the sale of mold remediation products, through the entry of license agreement with Rx100 Inc.; and (iii) the sale of packaged food, through the acquisition of Goudas Foods Products & Investments Limited (“Goudas Foods”). The Company’s focus will include pursuing additional opportunities in the Ontario, Canada based food industry to leverage efficiencies through consolidated warehousing, transportation, and marketing by acquiring and consolidating a number of private companies currently in operation. The Company plans to seek out management and professionals with integration expertise to acquire value-accretive businesses in this industry. The Company is currently in advanced negotiations with a number of well-established companies in manufacturing, food packaging, and distribution that have indicated serious interest in merger or partnership.

3. The Company was not a shell company prior to the acquisition of Goudas Foods. The Company was actively involved in the entertainment business since its inception; Ms. Courtney was actively engaged in the Company’s business. As permitted by the instructions to Item 9.01 of Current Report on Form 8-K, financial statements for Goudas Foods will be filed by amendment to the Current Report on Form 8-K which reported the acquisition of Goudas Foods not later than 71 calendar days after the date on which such Current Report on Form 8-K was initially required to be filed. Pending completion of the Goudas Foods financial statements and associated auditor review, the Company expects that Goudas Foods will be treated as the accounting survivor of the Company.

4. With respect to the acquisition of Vertility Oil & Gas, as permitted by the instructions to Item 9.01 of Current Report on Form 8-K, financial statements for Vertility Oil & Gas will be filed by amendment to the Current Report on Form 8-K which reported the acquisition of Vertility Oil & Gas not later than 71 calendar days after the date on which such Current Report on Form 8-K was initially required to be filed. Pending completion of the Vertility Oil & Gas financial statements and associated auditor review, the Company expects that Vertility Oil & Gas will be treated as the acquisition of a significant subsidiary. The acquisition of Vertility Oil & Gas was completed on April 14, 2014. The acquisition of Goudas Foods was completed on April 3, 2014.

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments and advice of the Commission staff to the undersigned via email at jgs@acsimmondsandsons.com.

Respectfully,

/s/ John G. Simmonds

John G. Simmonds

President and Chief Executive Officer

BLVD Holdings, Inc.

cc:	Wuersch & Gering LLP
Attention: Travis L. Gering, Esq.